Exhibit 99.1

Allot Communications Reports Non-GAAP 25% Revenue Growth for Q3 2014

Non-GAAP Revenues reach $30.1 million, compared with $24.1 million for Q3 2013

Hod Hasharon, Israel - November 4, 2014 - Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband operators and cloud providers worldwide, today announced its third quarter 2014 results, with non-GAAP revenues reaching $30.1 million.

Q3 2014 - Key Highlights:

•	Non-GAAP Revenues grew 25% year on year and 7% sequentially

•	Non-GAAP Gross Margin was 75% (73% on a GAAP basis)

•	Non-GAAP Operating Margin was 10% (2% on a GAAP basis)

•	Book-to-bill above one

•	Generated $2.9 million of Operating Cash Flow

•	Net Cash as of September 30, 2014 totaled $125.4 million

Financial results:

On a non-GAAP basis, total revenues for Q3 2014 reached $30.1 million, compared with $24.1 million of non-GAAP revenue reported for Q3 2013 and $28.2 million of non-GAAP revenue reported for Q2 2014.  On a non-GAAP basis, net profit for Q3 2014 was $3.1 million, or $0.09 per basic and diluted share. This compares with non-GAAP net profit of $1.1 million, or $0.03 per basic and diluted share, in Q3 2013 and a non-GAAP net profit of $1.9 million, or $0.06 per basic and diluted share, in Q2 2014.

Total GAAP revenues for Q3 2014 reached $30.1 million compared to $24.0 million of revenue reported for Q3 2013 and $28.2 million of GAAP revenue reported for Q2 2014. On a GAAP basis, net profit for Q3 2014 was $0.8 million, or of $0.02 per basic and diluted share. This compares with a net loss of $1.9 million, or $0.06 per basic and diluted share, in Q3 2013 and a net loss of $0.6 million, or $0.02 per basic and diluted share, in Q2 2014.

Q3 2014 - Key Achievements:

•	During Q3 2014, 10 large orders were received, 2 of which are new customers

•	3 of the large orders came from mobile-service providers and 4 were from fixed-line service providers

•	In addition, 3 large orders were received for private and public cloud deployments

•	Received an expansion order of more than $15 million from a Tier-1 operator. The order includes Allot Service Gateway Tera and Allot ServiceProtector.

•	Received an expansion order of over $5 million for the Tera platform from two Tier-1 service providers.

•	Secured 3 orders from major cloud service providers to ensure user experience and productivity through greater application visibility, control and security.

"We are pleased with our performance during the third quarter and the ongoing strong momentum in our booking flow. During the third quarter we continued to execute well on all fronts, increased our revenues by 25% YoY and 7% sequentially, improved our gross margin and book to bill was once again above 1." said Andrei Elefant, President & CEO of Allot Communications. "We continue to see a strong demand from service provides for revenue generating services. The advanced value added services provided on our Service Gateway Tera continue to gain tractions among Service Provides”

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss third quarter 2014 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time.

To access the conference call, please dial one of the following numbers: US: +1646 254 3361, UK: +44(0)2034271907, Israel: +97237630145, participant code 1230659.

A replay of the conference call will be available from 12:00 PM ET on November 4 2014 for 30 days. To access the replay, please dial: US: +1 347 366 9565; UK: +44(0)2034270598, access code: 1230659. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The discrepancy between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net profit is defined as GAAP net profit after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, regulatory matters, acquisition-related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

Public Relations Contact:

Maya Lustig
Director Corporate Communications
International access code +972-54-677-8100
mlustig@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Revenues	$30,101	$23,949	$86,551	$69,274
Cost of revenues	8,059	6,568	24,311	19,061
Gross profit	22,042	17,381	62,240	50,213

Operating expenses:
Research and development costs, net	7,240	6,599	21,649	20,399
Sales and marketing	11,411	9,982	32,544	29,704
General and administrative	2,798	2,942	8,616	8,246
Total operating expenses	21,449	19,523	62,809	58,349
Operating profit (loss)	593	(2,142)	(569)	(8,136)
Financial and other income, net	224	229	460	584
Profit (loss) before income tax benefit	817	(1,913)	(109)	(7,552)

Tax expenses	52	17	134	90
Net profit (loss)	765	(1,930)	(243)	(7,642)

Basic net profit (loss) per share	$0.02	$(0.06)	$(0.01)	$(0.23)

Diluted net profit (loss) per share	$0.02	$(0.06)	$(0.01)	$(0.23)

Weighted average number of shares
used in computing basic net
earnings per share	33,234,558	32,710,885	33,096,065	32,634,926

Weighted average number of shares
used in computing diluted net
earnings per share	33,631,356	32,710,885	33,096,065	32,634,926

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

GAAP net profit (loss) as reported	$765	$(1,930)	$(243)	$(7,642)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	90	88	268	289
Research and development costs, net	476	428	1,432	1,251
Sales and marketing	830	796	2,462	2,415
General and administrative	498	705	1,710	1,940
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative	-	3	33	36
Research and development costs, net			-	28
Sales and marketing			-	12
Intangible assets amortization
Cost of revenues	400	587	1,199	1,593
Sales and marketing	57	58	188	173
Fair value adjustment for acquired deferred revenues write down	11	147	34	460
Expense related to settlement of OCS grants (Cost of revenues)	-	250	-	250

Total adjustments	2,362	3,062	7,326	8,447

Non-GAAP net profit	$3,127	$1,132	$7,083	$805

Non- GAAP basic net profit per share	$0.09	$0.03	$0.21	$0.02

Non- GAAP diluted net profit per share	$0.09	$0.03	$0.21	$0.02

Weighted average number of shares
used in computing basic net
earnings per share	33,234,558	32,710,885	33,096,065	32,634,926

Weighted average number of shares
used in computing diluted net
earnings per share	33,943,166	33,579,948	33,949,132	33,453,921

(*) Mostly legal, finance and compensation expenses related to the acquisition

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

GAAP Revenues	$30,101	$23,949	$86,551	$69,274

Fair value adjustment for acquired deferred revenues write down	11	147	$34	$460

Non-GAAP Revenues	$30,112	$24,096	$86,585	$69,734

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,631	$42,813
Short term deposits	38,500	38,000
Marketable securities and restricted cash	55,276	40,798
Trade receivables, net	25,325	16,908
Other receivables and prepaid expenses	9,962	8,218
Inventories	13,042	13,798
Total current assets	173,736	160,535

LONG-TERM ASSETS:
Severance pay fund	268	254
Deferred taxes	1,436	1,602
Other assets	2,256	771
Total long-term assets	3,960	2,627

PROPERTY AND EQUIPMENT, NET	6,061	5,874
GOODWILL AND INTANGIBLE ASSETS, NET	28,834	30,221

Total assets	$212,591	$199,257

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,372	$3,191
Deferred revenues	12,156	12,504
Other payables and accrued expenses	14,954	10,906
Total current liabilities	32,482	26,601

LONG-TERM LIABILITIES:
Deferred revenues	4,472	2,447
Accrued severance pay	289	282
Total long-term liabilities	4,761	2,729

SHAREHOLDERS' EQUITY	175,348	169,927

Total liabilities and shareholders' equity	$212,591	$199,257

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (Loss)	$765	$(1,930)	$(243)	$(7,642)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	764	837	2,326	2,584
Stock-based compensation related to options granted to employees	1,894	2,017	5,873	5,896
Amortization of intangible assets	457	645	1,387	1,767
Capital loss	-	4	-	18
Decrease (Increase) in accrued severance pay, net	(4)	(2)	(7)	(4)
Decrease (Increase) in other assets	131	27	60	14
Decease (Increase) in accrued interest and amortization of premium on marketable securities	275	151	520	208
Increase (Decrease) in trade receivables	(1,539)	(761)	(8,417)	(3,244)
Decrease (Increase) in other receivables and prepaid expenses	(1,468)	(971)	(1,269)	(2,640)
Decrease (Increase) in inventories	835	(1,325)	756	(2,106)
Increase in long-term deferred taxes, net	-	-	56	-
Increase (Decrease) in trade payables	(2,121)	(263)	2,181	(42)
Increase (Decrease) in employees and payroll accruals	(598)	(144)	407	(1,404)
Increase (Decrease) in deferred revenues	1,313	(590)	1,677	(4,648)
Increase (Decrease) in other payables and accrued expenses	2,212	(1,135)	2,459	1,001
Increase in Liability related to settlement of OCS grants	-	(16,024)	-	(16,024)

Net cash provided by (used in) operating activities	2,916	(19,464)	7,766	(26,266)

Cash flows from investing activities:

Increase in restricted deposit	-	145	-	146
Redemption of short-term deposits	-	-	29,500	76,042
Investment in short-term deposit	(30,000)	(21,600)	(30,000)	(21,600)
Purchase of property and equipment	(900)	(552)	(2,513)	(1,980)
Investment in marketable securities	(885)	(525)	(19,866)	(29,891)
Proceeds from redemption or sale of marketable securities	500	1,100	4,764	4,811
Loan provided to third party	-	-	(2,735)	-
Proceeds from loan provided to third party	157	-	500

Net cash provided by (used in) investing activities	(31,128)	(21,432)	(20,350)	27,528

Cash flows from financing activities:

Exercise of employee stock options	14	304	1,402	573

Net cash provided by financing activities	14	304	1,402	573

Increase in cash and cash equivalents	(28,198)	(40,592)	(11,182)	1,835
Cash and cash equivalents at the beginning of the period	59,829	92,453	42,813	50,026

Cash and cash equivalents at the end of the period	$31,631	$51,861	$31,631	$51,861